Exhibit 99.33 ex9933portdeclaudiusdrawings.pdf Port De Claudius Drawings EX 99.33

Exhibit 99.33


Scale: 1 mile
G.T. Road Alabama Tollway
NORTH BOUND
N. Commuter
One mile to trainstation
S. Commuter
SOUTH BOUND
G.T. Road Alabama Tollway
N. Freight
S. Freight
View 4
Train Yard
Command Tower
View 1
View 2
View 3
Coal Piles
Coal Piles
Coal Piles
Coal Piles
Coal Piles
1 Million Sq. Ft. Cold Storage
2 Million Sq. Ft. Refrigerated Storage
Future Yard Expansion
PORT OF De Claudius
Gate
Weigh Station
View 5
2 Million Sq. Ft. Distribution Warehouse
2 Million Sq. Ft. Distribution Warehouse
2 Million Sq. Ft. Distribution Warehouse
2 Million Sq. Ft. Distribution Warehouse
1 Million Sq. Ft. Distribution Warehouse
1 Million Sq. Ft. Distribution Warehouse
1 Million Sq. Ft. Distribution Warehouse
2 Million Sq. Ft. Distribution Warehouse
1 Million Sq. Ft. Distribution Warehouse
1 Million Sq. Ft. Distribution Warehouse
1 Million Sq. Ft. Distribution Warehouse
Future Expansion
4000 Acres Available


View 1 - Yard Cranes unloading shipping containers from trains


View 2 - Mobile Crane Tractors unloading shipping containers


View 3 - Rolling Yard Cranes


View 4 - Coal trains being loaded


View 5 - Warehouse Street View

MASTER DEVELOPMENT TEAM

Developer and Finance Team:
Alabama Toll Facilities, Inc
Hi Speed Rail Facilities, Inc
Hi Speed Rail Facilities Provider, Inc.

Financial Advisor:
Susquehanna Mortgage Banker Corp

Asset Manager/ Fund Custodian:
ING Investment Management Co

Trustee:
HSRF Trust

Lead Contractor:
Global Transportation & Infrastructure, Inc.
A wholly owned subsidiary of AMERI METRO, Inc

Super Subcontracor:
Premier Land CO

Lead Engineer:
Eastern Development and Design, Inc.

Lead Operations:
HSR Passenger Services, Inc
HSR Logistics, Inc
HSR Freight Line, Inc
HSR Technologies, Inc